Autovative Products, Inc.

502 N. Santa Fe Avenue, Ste. D

Vista, CA 92083

March 9, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, D.C. 20549

Attn: Beverly A. Singleton

Staff Accountant

Re: Autovative Products, Inc.

Item 4.01 Form 8-K

Filed March 7, 2012

File No. 333-175212

Dear Beverly A. Singleton:

This letter is submitted on behalf of Autovative Products, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “8-k”), as set forth in your letter dated March 8, 2012 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below are incorporated in the 8-k/A(the “Amendment”) to the 8-k filed as of the date hereof.

Item 4.01 Changes in Registrant’s Certifying Accountants

1. Please revise the first paragraph to state whether the former accountants, Malcolm Pollard, Inc., resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. Your current disclosure that the Company “accepted the retirement” should be revised accordingly.

▪       The paragraph was revised accordingly.

2. We note that Malcolm Pollard, Inc. (“Pollard”) had its registration withdrawn on November 30, 2011 as being an independent registered public accounting firm with the Public Company Accounting Oversight Board. Please expand the first paragraph to disclose whether or not Pollard performed any audit or review services for you during the period from November 30, 2011 through the February 29, 2012 date of cessation with Pollard.

▪       Pollard performed no audit or review services for us during the period from November 30, 2011 through the February 29, 2012 date of cessation with Pollard.

3. Please expand the fourth paragraph to disclose, if true, “The Company and Pollard have not, during the fiscal years ended December 31, 2010 and 2009, and through the date of cessation on February 29, 2012, had any disagreement on any matter…”

▪       The paragraph was expanded accordingly.

4. Please amend your Item 4.01 Form 8-K disclosures in its entirety as soon as practicable to include the requested revisions and the required Exhibit 16 letter from Pollard. The Exhibit 16 letter should indicate whether or not the former auditors agree with your revised disclosures to be included in the amended Form 8-K. Refer to Item 304(a)(3) of Regulation S-K, whereby such letter is due within ten business days after the initial filing of your Item 4.01 Form 8-K, or if received sooner, within two business days of receipt.

▪       The 8-k is amended as 8-k/A which includes the requested revisions and the required Exhibit 16 letter from Pollard.

Sincerely,

/s/ David Funderburk

Principal Executive Officer of Autovative Products, Inc